02029953

PE 3-29-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

ALSTOM

(Exact Name of Registrant as Specified in its Charter)

25, avenue Kléber, 75116 Paris, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ___)

Enclosures:

ALSTOM

14 March 2002

ALSTOM LAUNCHES "RESTORE VALUE" PLAN

ALSTOM today hosts a full day presentation in Paris for investors and analysts, at which it will detail its "Restore Value" plan with the key objective of strengthening the balance sheet and cash generation; dealing with the one off operational issues; and restoring confidence in the company. The key elements of the "Restore Value" plan are: **strengthen management, focus on operational excellence** and **focus on cash.**

Focus on Operational Excellence is a 4-point Action Plan:

- Improve business mix – increased emphasis on higher growth and margin activities
- Reduce annual overhead by around 250m euros (10 %) by March 2005
- Improve efficiency, adjusting capacity and tightening risk management
- Rapidly fix one-off issues in Power, Marine, UK regional Transport

Focus on Cash; a 5-point Action Plan:

- Improve control and optimisation of working capital
- Restructure debt – 850m euros of supplementary back-up lines recently secured
- Real estate sales to realise 750m euros by December 2002
- Non-core business disposals to raise 900m euros by March 2003
- Capital increase through a rights issue

Short- and Medium-Term Targets

- Lift operating margin from 4 % to near 5 % on broadly stable sales in fiscal year 2003 & 6 % by 2005
- Cumulative free cashflow from operations of 1.3bn euros over the fiscal year 2003 to 2005 period; aligned with EBIT by 2005
- Overall proceeds of 2.1bn euros by 2003 from real estate sales, non-core disposals and rights issue
- Gearing reduced to 20 % by fiscal year 2005

Trading Update on Year Ended 31 March 2002

- Order intake satisfactory and in line with earlier guidance
- Sales approx 23.5bn euros; operating margin approx 4 %
- Net debt should be around the September 2001 level, assuming receipt of pending customer payments due before 31 March 2002

- Additional global provision of 90m euros to cover vendor financing in Marine
- No dividend for fiscal year 2002

ALSTOM LAUNCHES "RESTORE VALUE" PLAN

ALSTOM, the global specialist in energy and transport infrastructure, is today hosting a presentation in Paris for investors and analysts, at which its senior management will detail its comprehensive "Restore Value" plan outlining ALSTOM's medium-term objectives and strategy and provide details of its financing and capital requirements, with a strong emphasis on cash generation, debt reduction and margin improvement.

Chairman and CEO Pierre Bilger will review ALSTOM's progress over the four years since its flotation in June 1998, citing its key achievements and summarising its challenges and opportunities over the next three years.

Pierre Bilger commented: "ALSTOM has undergone substantial change over the last four years. We have secured powerful positions in the global energy and transport infrastructure markets, which offer solid long-term growth and sustained long-term demand.

This investment has given us excellent businesses with strong potential, but as yet they are not delivering acceptable returns. Over the next three years we will concentrate on consolidating our position, sharpening our focus on the most profitable segments of our markets, improving operational efficiency at all levels and substantially improving cash generation across the Company.

We are also taking steps to strengthen ALSTOM's balance sheet through real estate sales, business disposals and a capital increase via a rights issue. In addition, we have recently secured 850 million euros of supplementary back-up lines, to provide additional liquidity going forward.

The targets we are outlining today are ambitious, but achievable and clearly endorsed by ALSTOM's senior management. I look forward to reporting an appreciable improvement in ALSTOM's performance over the next three years."

Achievements Since IPO

- Order backlog increased at a compound annual rate of 34 per cent between fiscal years 1998 and 2001, averaging 18 months of sales over the period, and stood at 19 months of sales at March 2001. Following the disposal of the Contracting Sector the order backlog was 36.7 billion euros at the end of September 2001.

- Sales and operating profit grew at a compound annual rate of 30 per cent over the same period, to 24.6 billion euros and 1.2 billion euros respectively.

- The portfolio of businesses has been substantially strengthened through a programme of strategic acquisitions and disposals, which leaves it focused on four Sectors; Power (global number 2), Transmission & Distribution (global number 3), Transport (global number 2), and Marine.

- The geographical balance has been significantly improved, with well over half the Company's sales now generated outside Europe and the U.S. representing 23 per cent of sales.

The "Restore Value" Plan

Given the substantial investments the company has undertaken over the last four years, ALSTOM faces three key challenges: high gearing, following an internally-funded acquisition programme; insufficient cash generation; and certain one-off problems.

Management's objectives, therefore, are: to strengthen ALSTOM's balance sheet and_cash generation capability; to deal with the one-off issues; and to restore confidence.

To achieve these objectives ALSTOM has devised a plan, "Restore Value", which is intended to improve significantly the Company's performance and financial position between fiscal years 2002 and 2005.

The "Restore Value" programme has three key elements:

- *Focus on Management*

  Following the appointment of Nick Salmon as Executive Vice President in 2001, ALSTOM's senior management was further strengthened in February 2002 by the appointment of Philippe Jaffré as adviser to the Chairman and CEO, with overall responsibility for the Company's financial affairs.

The Sector management has been similarly strengthened with the appointments of Alexis Fries as Power Sector President and Philippe Joubert as T&D Sector President.

New CFOs have been appointed in the T&D and Transport Sectors and new vice-presidents have been appointed to head ALSTOM's Performance Management and Communications functions. Important organisational changes have also been effected in its three main Sectors.

The strict emphasis on cash management is now reflected in an incentive scheme applicable to all operational managers.

- *Focus on Operational Excellence*

A four-point action plan is in place to improve operational performance and reduce the risk profile in all the Company's businesses:

- Improved business mix – streamlining each Sector's portfolio, with the emphasis on higher value-added services and accelerated development of more profitable new segments.
- Cost management – a targeted annual SG&A overhead reduction of 250 million euros (10 per cent) to be reached by March 2005; continuous adjustment of capacity and improvement of productivity with an estimated restructuring charge of 200 million euros a year over the plan period, up from earlier guidance of 100-150 million euros.
- Operating efficiency – focusing on improved quality, rationalisation of manufacturing (especially in T&D) and tighter risk management.
- One-off issues – improving performance by rapidly fixing outstanding problems.

- *Focus on Cash*

ALSTOM will move towards a sound capital structure by focusing on improvements in five key areas:

- Cash focus – with the emphasis on improved control and optimisation of working capital, improved cash pooling and netting, weekly cash reporting and cash-target incentives.
- Debt structure – supplementary back-up lines have recently been confirmed (850 million euros) and ALSTOM is in active discussions with its banks on debt structure, maturity and covenants; a credit rating will be sought in fiscal year 2003 as the "Restore Value" plan progresses.

- Real estate sales – ALSTOM plans to realise 750 million euros through the sales of its property assets by December 2002.
- Disposals – ALSTOM plans to obtain 900 million euros by March 2003 through the disposal of identified non-core businesses. This plan is based on selling constituent businesses from different Sectors, not a whole Sector.
- Capital increase – ALSTOM expects to raise additional funds through a capital increase. The exact amount and timing will be dependent on market conditions.

Short- and Medium-Term Targets

- Lift operating margin to near 5 per cent in fiscal year 2003 and 6 per cent by fiscal year 2005, from the current 4 per cent
  - Power: 6 per cent by fiscal year 2005
  - Transport: 7 per cent by fiscal year 2005
  - T&D: 8 per cent by fiscal year 2005
  - Marine: 3 per cent by fiscal year 2005 (5 per cent by March 2006)

- Cumulative free cashflow from operations of 1.3 billion euros over the fiscal year 2003 to 2005 period; aligned with EBIT by fiscal year 2005.

- The gearing will be reduced to 20 per cent by March 2005.

Outstanding Issues

- *GT24/26*

On a technical and commercial level, the recovery programme is on track and installed machines are registering generally good operational availability. Customer settlements are progressing well. The recently announced long-term co-operation agreement with Rolls Royce will contribute significantly to improving the Company's competitive position in the medium term.

- *Marine Vendor Financing*

In September 2001 Renaissance Cruises filed for Chapter 11 protection, triggering ALSTOM's guarantees to banks in respect of vessels supplied to Renaissance. ALSTOM has since undertaken intensive negotiations with its financing partners and has so far reduced its theoretical exposure from 684 million euros to approximately 500 million euros, with an associated 110 million euros provision. Charter negotiations are already well underway, with the first ship, the R8, recently chartered to P&O.

In the longer term, ALSTOM will continue to apply rigorous credit-risk assessment on shipbuilding contracts and will progressively eliminate all vendor-financing. In addition, it has clarified the position on all its off-balance-sheet commitments.

ALSTOM has reviewed the theoretical credit risk of its overall Marine vendor financing exposure and has decided in the interest of prudence to take an additional global provision of 90 million euros which will be accounted for in the current fiscal year.

- *UK Regional Trains*

Problems experienced in completing the UK regional train orders stem from the organisation's delay in recognising and adapting to the rapidly-changing UK rail market post deregulation.

The business has been reorganised and new management has been put in place to ensure that this issue is resolved quickly and comprehensively. To date 90 of the 119 Coradia Diesel and Coradia Multiple trains ordered by South West Trains, Scotrail, Northwest Trains and Gatwick Express have been delivered. The remaining 29 trains will be delivered as planned during the last quarter of the current calendar year.

Trading Update

ALSTOM will report its results for the year ended 31 March 2002 on 7 May 2002, but the Company is today giving the following guidance on the likely outcome for the year.

Order intake has been satisfactory and in line with our earlier guidance.

Sales are expected to be approximately 23.5 billion euros, with an operating profit margin of approximately 4 per cent.

Net financial debt should be at around the same level as reported for September 2001 assuming receipt of pending customer payments due before 31 March 2002.

In the fiscal year 2003 management expects ALSTOM to deliver an overall operating margin of approximately 5 per cent, based on broadly flat sales.

ALSTOM

In view of the financial plan outlined today, the Board will propose this year not to pay any dividend. The Company's historical dividend policy will continue to apply in future years.

- ends -

Press enquiries : Gilles Tourvieille /Séverine Gagneraud
(Tel. +33 1 47 55 23 15)
internet.press@chq.alstom.com
Louise Tingström
(Tel. +44 789 906 6695)
Investor relations : Robert S. Shaw
(Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com
Internet : http://www.alstom.com

Safe Harbour

This press release contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios, (ii) statements of plans, objectives or goals of ALSTOM or its management, (iii) statements of future product or economic performance, and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims," "plans" and "will" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on management's current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include in addition to the factors included in the press release: *(i) the inherent difficulty of forecasting future market conditions, level of* infrastructure spending, GDP growth generally, interest rates and exchange rates; (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices; (iii) *the effects of competition in the product markets and geographic areas in which ALSTOM operates;* (iv) the ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services; (v) the timely development of new products and services; (vi) the inherent technical complexity of many of ALSTOM's products and technologies and the ability to resolve effectively and at reasonable cost technical problems that inevitably arise, including in particular the problems encountered with the GT24/26 gas turbines; (vii) risks inherent in large contracts that comprise a substantial portion of ALSTOM's business; (viii) the effects of acquisitions and disposals; (ix) the ability to invest in successfully, and compete at the leading edge of, technology developments across all of ALSTOM's Sectors; (x) the availability of adequate cash flow from operations or other sources to achieve management's objectives or goals; (xi) timing of completion of the actions focused on cash generation contemplated in ALSTOM's "Restore Value" programme; (xii) the inherent difficulty in estimating future charter or sale prices of any relevant cruise-ship in any appraisal of the exposure in respect of the Renaissance matter; (xiii) the inherent difficulty in estimating ALSTOM's exposure to vendor financing which may notably be affected by customers' payment default; (xiv) the unusual level of uncertainty at this time regarding the world economy in general; and (xv) ALSTOM's success at adjusting to and managing the risks of the foregoing. ALSTOM cautions that the foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to ALSTOM, investors and others should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents ALSTOM files from time to time with the Securities and Exchange Commission, including reports on Form 6-K. In particular, our financial year ending March 31, 2002 has not yet come to a close and the process of consolidating our group's financial statements will not be completed for several weeks. Nothing contained in this presentation should be construed as a definitive statement regarding our financial condition or results of operations at or for the year ended March 31, 2002. Forward-looking statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities described here-in have not been registered under the US Securities Act of 1933 and securities may not be offered or sold in the United States absent registration or an exemption from registration. If any offering of securities is made, it will only be made pursuant to a prospectus prepared for such purpose and filed with the appropriate regulatory authorities or exempt from filing requirements. The prospectus will contain important information regarding the Company, including financial statements and a description of its business and strategy.

ALSTOM

18 March 2002

ALSTOM WINS POWER PLANT ORDER IN CHILE WORTH 120 MILLION EUROS

ALSTOM has been awarded a contract valued at approximately 120 million euros to convert the Nehuenco II power station in Chile into a combined cycle by supplying the steam add-on. The order was placed by COLBUN S.A., one of the largest power generation companies in Chile, majority owned by Tractebel and the Chilean Matte Group.

This new 370 MW combined cycle power plant is being installed in the province of Quillota, alongside the Nehuenco I combined cycle power station, constructed in 1996. The investment in Nehuenco II has enabled COLBUN S.A. to win the bid launched by the state-owned mining company Codelco for the award of a 12 year power purchase agreement for the supply of more than 300MW.

The open cycle gas turbine part of the plant, which is being supplied by GE (1Xframe 9FA plus gas turbine), will have an output of some 260 MW and is scheduled to commence commercial operation in May 2003.

Under this separate contract, ALSTOM will provide the equipment to convert the open cycle into a combined cycle, and thus boost output and efficiency. To do this, ALSTOM will supply the steam add-on which includes a 1x135 MW steam turbogenerator set, one heat recovery steam generator and the electrical balance of plant. The combined cycle plant is scheduled to enter commercial operation in March 2004. Natural gas will be the main fuel with diesel oil as back-up.

As Bernard Lemoine, Managing Director of ALSTOM's Steam Power Plant Segment remarks: "This order is an illustration of our strong competitive position in the global steam add-on market, where we convert gas turbines of any manufacture to efficient combined-cycle operation. "

ALSTOM

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine. Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges

Press enquiries: Gilles Tourvieille/Séverine Gagneraud
(Tel. +33 1 47 55 2315)
internet.press@chq.alstom.com

Investor relations: R. Shaw (Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet : http://www.alstom.com

ALSTOM

27 March 2002

SNCF SELECTS ALSTOM FOR THREE ROLLING STOCK ORDERS WORTH COMBINED TOTAL OF 285 MILLION EUROS

ZTER electric regional trains

The French National Railways (SNCF) has confirmed a follow-on order to ALSTOM for 29 new electric regional trains, known in France as ZTERs. The contract has a total value of 152 million euros. The three-car electric multiple units have a capacity of 214 seated places and operate at speeds up to 200 km per hour while providing high levels of passenger comfort.

To date, this follow-on order makes a total of 51 ZTER regional trains ordered from ALSTOM by the SNCF. Their purchase is financed by the Regions of France as follows: Centre (15 trains), Brittany (17 trains), Loire (14 trains), Poitou-Charentes (five trains).

Z2N electric multiple units

The French National Railways (SNCF) has also ordered from ALSTOM 10 double-deck trains, known as Z2Ns, for service in the Ile-de-France region surrounding Paris. This contract has a total value of 75 million euros. First delivery of the electric multiple units is scheduled for May 2003 and will continue until December 2003.

These air-conditioned double-deck trains have a capacity of up to 600 seated passengers and 400 standing passengers. The trains will be added to the fleet already serving the area and will help the operator to increase train frequency.

ATER regional diesel trains

For a third, separate order, the SNCF Board of Directors has notified ALSTOM that it will exercise its option for 40 additional "ATER" regional trains from the Company's CORADIA™ range. The order has a total worth of 58 million euros and comes within the framework of a long-term investment program undertaken by the Regions of France. This new order brings to 299 the total number of ATER regional trains ordered by this customer from ALSTOM. The diesel trains have a capacity of 81 seated passengers and operate at speeds up to 140 km per hour.

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine.
Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges
ALSTOM's Transport Sector, with annual sales of 4.4 billion euros, is an internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries : S. Gagneraud / G. Tourvieille
(Tel. +33 1 47 55 25 87)
internet.press@chq.alstom.com
Investor relations : R. Shaw
(Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com
Internet : http://www.alstom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: April 5, 2002

By:

Name: François Newey
Title: Executive Central Management & Chief Financial Officer